Exhibit 99.2

ParcelPal Announces Pilot Agreement with Global Food Service Company

Vancouver, British Columbia – March 9, 2021 – ParcelPal Technology Inc. (“ParcelPal” or the “Company”), (OTC:PTNYF) (CSE:PKG) (FSE:PT0) is pleased to announce a pilot agreement with the global leader in selling, marketing and distributing food products to restaurants, healthcare, educational facilities, lodging establishments and other customers who prepare meals away from home. Its family of products also includes equipment and supplies for the foodservice and hospitality industries.

We are working with this company’s newly launched “at-home” division that offers a wide range of restaurant-quality food products, including dairy, cut meats, poultry, fresh produce, freezer and pantry staples, in addition to household products and cleaning supplies. With their online grocery delivery, residents can stock-up and elevate their at-home food experience.

As part of the pilot program, we are providing delivery services to this new customer in two major cities in Canada.  The pilot program will conclude in a few weeks, after the conclusion of which, we hope to expand into additional major cities and territories with this new Company customer.

CEO Rich Wheeless stated, “The foodservice area has been a major focus of growth for us and I am very pleased to be working with the global leader in this space.  With the successful conclusion to the pilot phase of the program, this should enable us to quickly expand into new markets quickly, and to provide people with the same amazing products they’re accustomed to at home.  This is another major milestone for the Company and I am proud of the entire team for being able to get this launched so quickly.”

The Company looks forward to providing a further update in the coming weeks.

About ParcelPal Technology Inc.

ParcelPal is a leader in the growing technology and logistics industry.  ParcelPal is a customer-driven, courier and logistics company connecting people and businesses through our network of couriers in cities including Vancouver, Calgary, Toronto and soon in other major cities Canada-wide.  Some of our verticals include pharmacy & health, meal kit deliveries, retail, groceries and more.

ParcelPal Website: www.parcelpal.com

The Canadian Securities Exchange (“CSE”) or any other securities regulatory authority has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release that has been prepared by management.

CSE – Symbol: PKG
FSE – Symbol: PT0
OTC – Symbol: PTNYF

Contact: re: Investor Inquiries - info@parcelpal.com

Forward Looking Information

This news release contains forward looking statements relating to the Proposed Transaction, and the future potential of ParcelPal.  Forward looking statements are often identified by terms such as "will", "may", "should", “intends”, "anticipates", "expects", “plans” and similar expressions.  All statements other than statements of historical fact, included in this release are forward looking statements that involve risks and uncertainties.  These risks and uncertainties include, without limitation, the risk that the Proposed Transaction will not be completed due to, among other things, failure to execute definitive documentation, failure to complete satisfactory due diligence, failure to receive the approval of the CSE and the risk that ParcelPal will not be successful due to, among other things, general risks relating to the mobile application industry, failure of ParcelPal to gain market acceptance and potential challenges to the intellectual property utilized in ParcelPal.  There can be no assurance that any forward looking statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements.

The Company cannot guarantee that any forward looking statement will materialize and the reader is cautioned not to place undue reliance on any forward looking information.  Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated.  Forward looking statements contained in this news release are expressly qualified by this cautionary statement.  The forward looking statements contained in this news release are made as of the date of this news release and the Company will only update or revise publicly any of the included forward looking statements as expressly required by Canadian securities laws.